UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2008

Commission File Number: 1-1225

WYETH SAVINGS PLAN – PUERTO RICO

(Full title of the Plan)

Wyeth

(Name of Issuer of the securities held pursuant to the Plan)

Five Giralda Farms

Madison, New Jersey 07940

(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Human Resources, Benefits and Compensation Committee and the Wyeth Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH SAVINGS PLAN – PUERTO RICO

By:	/s/ John C. Kelly
John C. Kelly
Member of the Wyeth Human Resources, Benefits and Compensation Committee and the Wyeth Investment Committee

Date: June 24, 2009

WYETH SAVINGS PLAN – PUERTO RICO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2008 and 2007

AND

FOR THE YEAR ENDED DECEMBER 31, 2008

EMPLOYER IDENTIFICATION NUMBER – 13-2526821

PLAN NUMBER – 060

WYETH SAVINGS PLAN – PUERTO RICO

DECEMBER 31, 2008 and 2007

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Wyeth Savings Plan – Puerto Rico:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Wyeth Savings Plan- Puerto Rico (“the Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 24, 2009

Wyeth Savings Plan – Puerto Rico

Statements of Net Assets Available for Plan Benefits

As of December 31, 2008 and 2007

	December 31,
	2008	2007
Assets:
Investments, at fair value	$74,206,431	$88,064,672
Participant loans, at cost	12,461,819	12,563,054

Total investments	86,668,250	100,627,726

Receivables:
Employer contributions	—	126,517
Participant contributions	—	377,378
Accrued interest	—	6,670

Total receivables	—	510,565

Total Assets	86,668,250	101,138,291

Liabilities:
Due to brokers for securities purchased	—	435,607
Administrative expenses payable	8,000	10,703
Refund of excess contributions	545,010	388,090

Total Liabilities	553,010	834,400

Net Assets Available for Plan Benefits at fair value	86,115,240	100,303,891
Adjustment from fair value to contract value for fully benefit responsive investment contracts	2,686,649	(1,054,021)

Net Assets Available for Plan Benefits	$88,801,889	$99,249,870

The accompanying notes to financial statements are an integral part of these statements.

Wyeth Savings Plan – Puerto Rico

Statements of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2008

Investment income (loss):
Net depreciation in fair value of investments	($17,801,688)
Interest	2,586,469
Dividends	2,059,105

Total investment income (loss)	(13,156,114)
Contributions:
Employer	3,792,313
Participant	11,937,984

Total contributions	15,730,297
Total additions (reductions)	2,574,183

Deductions from net assets attributed to:
Benefits paid to participants	12,384,870
Administrative expenses	92,284
Refund of excess contributions	545,010

Total deductions	13,022,164

Decrease in net assets	(10,447,981)
Net Assets Available for Plan Benefits
Beginning of Year	99,249,870

End of Year	$88,801,889

The accompanying notes to financial statements are an integral part of these statements.

WYETH SAVINGS PLAN – PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Savings Plan – Puerto Rico (“the Plan”) only provides general information. Participants in the Plan should refer to the Plan document for a more detailed and complete description of the Plan’s provisions.

General

The Plan, a defined contribution profit sharing plan, was approved and adopted by the Board of Directors of Wyeth (“the Company”) and became effective on January 1, 1993. Full-time and part-time employees of the Company and its participating subsidiaries who reside in Puerto Rico are eligible to participate in the Plan after attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Puerto Rico Internal Revenue Code (“the PR Code”).

Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined in the Plan. Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. The Company will contribute an amount equal to 50% of the participant’s contributions to the Plan for participant contributions up to 6% of the participant’s covered compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Under the PR Code, total annual salary deferral contributions that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions and after-tax contributions and all earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of vesting service, as defined. If a participant has less than five years of continuous service, such participant becomes vested in their Company matching contributions and all earnings there on according to the following schedule:

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of vesting service, participants are fully vested in their Company matching contributions account upon reaching age 65 or death, if earlier. If employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings there on is forfeited and becomes available to satisfy future Company matching contributions.

Forfeited Amounts

During 2008, forfeitures of $148,172 were used to offset Company matching contributions. As of December 31, 2008 and 2007, the amount of forfeitures available to offset future Company matching contributions totaled $6,599 and $53,684, respectively.

Distributions

Participants may withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of vested matching contribution and salary deferral contribution funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan document, before that age. Participants are limited to one quarterly non-hardship and one hardship withdrawal each year. Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as determined by the Wyeth Human Resources, Benefits and Compensation Committee.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. Participants can elect to defer the distribution of their account if the participant’s account balance is greater than $5,000 and if the participant is less than 70 1/2 years of age.

Administrative Costs

Costs and expenses of administering the Plan are generally paid by the Company or the Plan. Certain investment expenses are deducted from the applicable investment funds. Participants are charged for loan application and maintenance fees.

Participant Loans

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is collateralized by the borrower’s vested interest in their account balance. Participants may have outstanding up to four general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants’ loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Investment contracts are presented at fair value in the statement of net assets available for plan benefits and the amount representing the difference between fair value and contract value of these investments is presented on the face of the statement of net assets available for plan benefits. The statement of changes in net assets available for benefit plans is prepared on a contract value basis. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Participant Accounts

Each participant account is credited with the participant’s contribution and allocation of investment earnings and Company contributions and such accounts charged with certain investment fees, depending on investment options. Allocations are based on earnings or account balance, as defined in the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investment in stock is valued based on quoted market value as of the last business day of the year. Investments in mutual funds are recorded at fair market value, which is based upon their published net asset value. The fair value of the guaranteed investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Interest bearing cash is valued at cost, which approximates fair value. Participant loans are valued at cost, which does not differ materially from fair market value.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

The following table presents investments:

	December 31,
	2008	2007
Investments at Fair Value as Determined by Reported Net Asset Value
Mutual funds	$21,621,578	$36,809,588
Investments at Estimated Fair Value
Investment contracts	30,444,516	33,245,942
Investments at Cost
Participant loans	12,461,819	12,563,054
Interest bearing cash	7,549,847	1,654,502
Investments at Fair Value as Determined by Quoted Market Price
Common stock	14,590,490	16,354,640

Total Investments	$86,668,250	$100,627,726

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENT CONTRACTS

The Plan’s Interest Income Fund (“the fund”) primarily invests in guaranteed investment contracts (“GICs”) issued by insurance companies.

Traditional GICs are backed by the general account of the issuer. The fair values of the guaranteed investment contracts were $30,444,516 and $33,245,942 at December 31, 2008 and 2007, respectively. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). The interest crediting rates of traditional GICs remain fixed for the life of the contract.

Benefit-responsive investment contracts, including guaranteed investment contracts are agreements with high quality banks and insurance companies that are designed to help preserve principal and provide a stable crediting rate. These contracts are fully benefit responsive and provide that plan participant initiated withdrawals permitted under a participating plan will be paid at contract value. The contracts generally provide for withdrawals associated with certain events that are not in the ordinary course of fund operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts. While each contract issuer specifies the events that may trigger such a market value adjustment, typically such events include all or a portion of the following: (i) amendments to the fund documents or fund’s administration; (ii) changes to the fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the fund or its merger with another fund; (iv) the failure of the fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the fund, the redemption of all or a portion of the interests in the fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the fund or participating plans; and (vii) the delivery by the plan sponsor of any communication to plan participants designed to influence a participant not to invest in the fund. At this time, the fund does not believe that the occurrence of any such market value event which would limit the fund’s ability to transact at contract value with participants is probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.

NOTE 4 – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157 – Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (i.e., Level 1 measurements) and the lowest priority to unobservable inputs (i.e., Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quotes prices that are observable for the asset or liability, and/or
•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified or contractual term (e.g., traditional guaranteed investment contract), the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level assigned to the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used are required to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan uses the following valuation methods for determining fair value in accordance with SFAS No. 157. There have been no changes in the methodologies used at December 31, 2008 as compared to December 31, 2007.

Common stocks – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the net asset value (“NAV”) reported on the active market of shares held by the Plan at year-end.

Participant loans – Valued at amortized cost, which approximates fair value.

Traditional guaranteed investment contracts – Valued at fair value by discounting each GIC’s related cash flows based on swap curve rates in effect as of the measurement date, with the maturity of the swap curve rate matched to each underlying GIC cash flow. In addition, the valuation process incorporated an assessment of potential credit worthiness of the GICs’ life insurance issuers.

Money market funds – Valued at an NAV of $1.00 – i.e., the price at which investors may enter and exit the funds on a daily basis, with no restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the basis used to measure certain assets and liabilities at fair value on a recurring basis in the balance sheet:

		Fair Value Measurements at December 31, 2008 Using:
Description	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$21,621,578	$21,621,578	—	—
Common stocks	14,590,490	14,590,490	—	—
Guaranteed investment contracts	30,444,516	—	$30,444,516	—
Money market fund	7,549,847	7,549,847	—	—
Participant loans	12,461,819	—	—	$12,461,819

Total Assets at fair value	$86,668,250	$43,761,915	$30,444,516	$12,461,819

The following table presents the change in fair value for assets that have no significant observable inputs (Level 3):

Participant loans
Balance at January 1, 2008	$12,563,054
Total Losses (Realized/Unrealized)	—
Net Purchases, Sales, Issuances and Settlements (net)	(101,235)

Balance at December 31, 2008	$12,461,819

NOTE 5 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of twenty-five investment funds offered by the Plan and transfer amounts between these funds at any time during the year. Investment elections must be made in multiples of 1%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

The twenty-five investment options were as follows for 2008:

Interest Income Fund – consists primarily of investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund also contains a money market component within the underlying investments, for the purpose of providing liquidity for fund transfers and other participant-directed activity. The investment contracts are guaranteed by the issuing insurance carrier. The Wyeth Investment Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody’s and AA- or higher by Standard & Poor’s. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended yield interest rate attributable to these contracts approximated 4.94% and 4.63% for the years ended December 31, 2008 and 2007, respectively. The average yield interest rates credited to participants approximated 3.97% and 4.69% for the years ended December 31, 2008 and 2007, respectively.

Wyeth Common Stock Fund – consists primarily of Company common stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Fidelity Magellan Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by investing in the stocks of companies that the investment manager believes possess above average growth potential.

Fidelity Balanced Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company, that invests primarily in income-producing securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund’s assets in fixed income senior securities.

Fidelity International Discovery Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth by investing in stocks, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

Fidelity Spartan U.S. Equity Index Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the aggregate total return performance of the stocks that make up the Standard & Poor’s 500 Index.

Fidelity Low-Priced Stock Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide capital appreciation by investing primarily in domestic and international small/mid capitalization equities.

MSIFT Value Portfolio – Adviser Class – consists of shares in a mutual fund managed by Morgan Stanley Investments, LLP, which seeks to provide long-term growth of capital by investing in stocks of large and mid-sized companies that the investment manager believes are undervalued.

PIMCO Total Return – Administrative Class – consists of shares in a mutual fund managed by Pacific Investment Management Company that seeks to provide a high level of current income by investing in a diversified portfolio of fixed income instruments, including U.S. government, corporate, mortgage and foreign investments.

Fidelity High Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income by investing primarily in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.

Fidelity New Markets Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income as well as long-term capital appreciation by investing at least 80% of its assets in debt securities of issuers in emerging or developing markets.

Oppenheimer Developing Markets Fund – Class A – consists of shares in a mutual fund managed by OppenheimerFunds that seeks to provide long-term capital appreciation by investing primarily in the common stocks of issuers in emerging or developing markets.

Fidelity Real Estate Investment Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide above-average income and long-term capital growth by investing at least 80% of its assets in equity securities of companies principally engaged in the real estate industry.

Fidelity Capital Appreciation Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide long-term growth of capital by investing primarily in the large capitalization growth common stocks of domestic and foreign issuers.

RS Partners Fund – consists of shares in a mutual fund managed by RS Investment Management Co., LLC that seeks to provide capital appreciation by investing in the common stocks of small and midsize companies.

Fidelity Freedom Funds – consist of shares in ten mutual funds (classified as “lifecycle” funds) managed by Fidelity Management & Research Company that permit an investor to select the fund that best matches his or her expected retirement year. Each Freedom Fund is a balanced fund (i.e., providing a mix of equity and fixed income exposure) that invests in a portfolio of other Fidelity mutual funds, and each will gradually adopt a more conservative allocation as the target retirement date approaches. The ten mutual funds available to Wyeth Plan participants are: Freedom 2005, Freedom 2010, Freedom 2015, Freedom 2020, Freedom 2025, Freedom 2030, Freedom 2035, Freedom 2040, Freedom 2045 and Freedom 2050.

NOTE 6 – MANAGEMENT OF THE PLAN

The Plan is administered by the Wyeth Human Resources, Benefits and Compensation Committee (see Note 8), which was appointed by the Board of Directors of the Company. The investment fiduciary function is governed by the Wyeth Investment Committee which was also appointed by the Board of Directors of the Company. Banco Popular de Puerto Rico is the Plan’s trustee and is a party-in-interest to the Plan. Mercer Human Resources Services (“MHRS”) is the Plan’s record keeper and custodian.

NOTE 7 – RELATED-PARTY TRANSACTIONS

Banco Popular de Puerto Rico is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. MHRS is the record keeper as defined by the Plan. The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 8 – PLAN AMENDMENTS

At its April 24, 2008 meeting, the Wyeth Board of Directors approved changes to the governance structure of Wyeth’s employee benefit plans. The former Human Resources and Benefits Committee is now called the Human Resources, Benefits and Compensation Committee.

The Retirement Committee was disbanded and eliminated and its investment fiduciary functions were transferred to the Investment Committee, its plan amendment authority transferred to the Human Resources, Benefits and Compensation Committee, and its administrative review functions transferred to a lower level committee to be appointed by the Human Resources, Benefits and Compensation Committee.

The Wyeth Savings Plan Committee – Puerto Rico was disbanded and eliminated by the Wyeth Board of Directors. The investment fiduciary functions were transferred to the Investment Committee and the administrative functions were transferred to the lower level committee appointed by the Human Resources, Benefits and Compensation Committee. The Plan was amended accordingly in 2008.

There were no amendments to the Plan in 2007.

NOTE 9 – INCOME TAX STATUS

Puerto Rico

The Plan is designed to be a qualified profit-sharing plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the “Act”) and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act. The Company has obtained from the Puerto Rico Treasury Department a favorable determination letter dated December 20, 1993 stating that the Plan is in compliance with the Act. It has also received verification dated April 2, 1998 from the Puerto Rico Treasury Department stating that all plan amendments through January 1, 1996 will not affect the favorable determination previously issued on December 20, 1993. The Plan has been amended since receiving the determination letter and subsequent notification. However, the Plan administrator believes that the Plan and the trust continue to meet the requirements of the Act.

Federal Income Tax Status

The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and the “cash and deferred arrangement” incorporated in the Plan is not intended to qualify under Section 401(k) of the Code. Pursuant to Section 1022(i)(1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code. An individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be subject to any Federal income tax on income derived from sources within Puerto Rico.

NOTE 10 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution and earnings amounts and are entitled to full distribution of such amounts.

NOTE 11 – INVESTMENTS

The fair market value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits, as of December 31, were as follows:

	2008		2007
Wyeth Common Stock	$14,590,490		$16,354,640
The Bank of New York Mellon – Money Market Fund	7,549,847	*	1,654,502
Fidelity Balanced Fund	5,131,192		8,478,978
Fidelity Spartan U.S. Equity Index Fund	4,908,619		8,708,400
Fidelity Magellan Fund	2,694,406		5,314,669	**

* In 2008, this investment was more than 5% of the Plan’s total assets, but in 2007 it was less than 5%.

** In 2007, this investment was more than 5% of the Plan’s total assets, but in 2008 it was less than 5%.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($17,801,688) as follows:

Mutual Funds	($15,452,328)
Wyeth Common Stock	(2,349,360)

Total	($17,801,688)

NOTE 12 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2008	2007
Net Assets Available for Plan Benefits per the financial statements	$88,801,889	$99,249,870
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(2,686,649)	1,054,021

Net Assets Available for Plan Benefits per the Form 5500	$86,115,240	$100,303,891

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

2008
Total investment income (loss) per the financial statements	($13,156,114)
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(3,740,670)

Total investment income (loss) per the Form 5500	($16,896,784)

NOTE 13 – PRISTIQ RELATED LITIGATION

Herrera, et al. v. Wyeth, et al., No. 08-CV-04688-RJS (U.S.D.C., S.D.N.Y.) is a putative class action brought under ERISA. The lawsuit, which was originally filed in federal court in New Jersey in February 2008, but which was subsequently transferred with the consent of all parties to the United States District Court for the Southern District of New York, alleges breach of fiduciary duty by Wyeth, the Wyeth Savings Plan Committee, the Wyeth Savings Plan-Puerto Rico Committee, the Wyeth Retirement Committee and eight current and former corporate officers and committee members for offering the Wyeth Common Stock Fund as an investment alternative to participants in the Wyeth Savings Plan, the Wyeth Union Savings Plan and the Wyeth Savings Plan Puerto Rico. The complaint alleges that the individuals and committees permitted investment in the Common Stock Fund notwithstanding their knowledge of cardiovascular and hepatic adverse events seen in clinical trials undertaken in connection with the Company’s New Drug Application (“NDA”) for PRISTIQ for vasomotor symptoms (“VMS”), that the defendants knew or should have known that those events would likely delay or prevent approval of the PRISTIQ VMS NDA, and the defendants failed to assure disclosure of those issues in the Company’s public statements about PRISTIQ. Plaintiff also alleges claims for breaches of the duties of loyalty, and prudence under ERISA against each of the defendants. An amended complaint was filed in September 2008, and motions to dismiss the amended complaint were filed in December 2008.

NOTE 14 – MERGER AGREEMENT WITH PFIZER INC.

On January 26, 2009, the Company announced it had entered into a definitive merger agreement with Pfizer Inc., a Delaware corporation, and Wagner Acquisition Corp., a wholly owned Delaware subsidiary of Pfizer. Subject to the terms and conditions set forth in the merger agreement, Wagner Acquisition Corp. will merge with and into the Company with Wyeth surviving as a wholly owned subsidiary of Pfizer Inc.

The Plan has been amended to provide that on the effective date of the merger, all participants will be fully vested in all Company matching contributions.

Schedule I

Wyeth Savings Plan – Puerto Rico

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Employer Identification Number – 13 – 2526821

Plan Number – 060

Identity of Issuer	Description of Investment	Cost**	Current Value
John Hancock Mutual Life Insurance	GIC 5.03% Due 06/15/10		$1,839,090

Metropolitan Life Insurance	GIC 4.33% Due 12/15/10		3,461,818
	GIC 5.57% Due 06/15/11		3,428,650
	GIC 5.90% Due 06/15/14		1,981,031

Monumental Life Insurance	GIC 4.68% Due 06/15/09		1,840,656
	GIC 4.11% Due 12/15/09		1,670,598
	GIC 4.83% Due 12/15/09		1,133,460

New York Life Insurance	GIC 3.54% Due 06/15/09		1,689,288

Principal Life Insurance	GIC 4.78% Due 03/15/11		2,236,321
	GIC 5.07% Due 06/15/13		1,970,611

Prudential Insurance	GIC 5.20% Due 06/15/12		2,328,789
	GIC 5.86% Due 12/15/12		2,700,999
	GIC 5.87% Due 06/15/13		2,160,588
	GIC 5.68% Due 06/15/14		2,002,617

Wyeth*	Common Stock
	388,976 shares		14,590,490

The Bank of New York Mellon	Money Market Fund
	Interest Bearing Cash		7,549,847

Fidelity Management Trust Company	Magellan Fund
	58,753 shares		2,694,406

Fidelity Management Trust Company	Balanced Fund
	391,097 shares		5,131,192

Fidelity Management Trust Company	International Discovery Fund
	81,455 shares		1,924,790

*	Represents a party-in-interest to the Plan.
**	Cost not required for participant directed investments.

Schedule I

(Page 2)

Wyeth Savings Plan – Puerto Rico

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Employer Identification Number – 13 – 2526821

Plan Number – 060

Identity of Issuer	Description of Investment	Cost**	Current Value
Fidelity Management Trust Company	Spartan U.S. Equity Index Fund
	153,875 shares		4,908,619

Fidelity Management Trust Company	Low-Priced Stock Fund
	55,634 shares		1,286,267

Fidelity Management Trust Company	Real Estate Investment Fund
	38,207 shares		596,415

Fidelity Management Trust Company	New Markets Income Fund
	63,118 shares		709,443

Fidelity Management Trust Company	Capital Appreciation Fund
	13,381 shares		210,486

Fidelity Management Trust Company	Freedom Fund 2005
	1,937 shares		16,248

Fidelity Management Trust Company	Freedom Fund 2010
	24,840 shares		257,338

Fidelity Management Trust Company	Freedom Fund 2015
	14,896 shares		127,507

Fidelity Management Trust Company	Freedom Fund 2020
	15,680 shares		157,579

Fidelity Management Trust Company	Freedom Fund 2025
	14,217 shares		117,007

Fidelity Management Trust Company	Freedom Fund 2030
	7,686 shares		75,012
*	Represents a party-in-interest to the Plan.
**	Cost not required for participant directed investments.

Schedule I

(Page 3)

Wyeth Savings Plan – Puerto Rico

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Employer Identification Number – 13 – 2526821

Plan Number – 060

Identity of Issuer	Description of Investment	Cost**	Current Value
Fidelity Management Trust Company	Freedom Fund 2035
	14,444 shares		115,985

Fidelity Management Trust Company	Freedom Fund 2040
	16,378 shares		91,544

Fidelity Management Trust Company	Freedom Fund 2045
	5,606 shares		36,886

Fidelity Management Trust Company	Freedom Fund 2050
	2,142 shares		13,838

Fidelity Management Trust Company	High Income Fund
	42,479 shares		256,575

Morgan Stanley Investments, LLP	MSIFT Value Portfolio – Advisers Class
	49,470 shares		489,756

Pacific Investment Management Company	PIMCO Total Return
	38,411 shares		389,487

Oppenheimer Funds	Developing Markets Fund
	116,950 shares		1,858,337

RS Investment Management Company	RS Partners Fund
	8,714 shares		156,861

Participant loans*	Rates ranging from 4.25% to 8.25%
	Due through 2023		12,461,819

Total Investments			$86,668,250

*	Represents a party-in-interest to the Plan.
**	Cost not required for participant directed investments.